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February 25, 2025

Via EDGAR

Division of Corporate Finance

Office of Technology

Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Mr. Dave Edgar
Ms. Kathleen Collins
Mr. Jeff Kauten
Mr. Matthew Derby

Re:	GIBO Holdings Ltd.
Registration Statement on Form F-4
CIK No. 0002034520

Dear Mr. Edgar, Ms. Collins, Mr. Kauten and Mr. Derby:

On behalf of our client, GIBO Holdings Limited, an exempted company incorporated in the Cayman Islands (the “Company”), we hereby submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 12, 2025 to Amendment No. 2 to the Company’s draft registration statement on Form F-4 previously submitted on January 31, 2025 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is filing its registration statement on Form F-4 (the “Registration Statement”) with exhibits via EDGAR to the Commission for review. As the Company anticipates to complete the business combination as contemplated under the Registration Statement by the end of February 2025 (subject to the satisfaction of all condition precedents thereto), the Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. The Company greatly appreciates the Commission’s continued timely responses and attention to this matter.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Cover Page

Frequently Used Terms, page 4

1.	We note from your revised disclosures in response to prior comment 2 that GIBO does not exclude dormant users from its cohort of registered users. Please tell us, and revise your disclosures to clarify, how you define a dormant user. Also, tell us the number or percentage of dormant users for each period presented. Lastly, revise your key operating metrics risk factor on page 74 to discuss the inclusion of dormant accounts in your total registered user metric.

We note the Staff’s comment and respectfully advise the Staff that, GIBO’s management does not (i) define “dormant users,” or (ii) separately measure the number or percentage of “dormant users” as operating metrics. Current disclosure “GIBO does not exclude dormant users from the cohort of its registered users” in the “Frequently Used Terms” section of the Registration Statement was meant to address one of the Staff’s comments issued on December 10, 2024 asking GIBO to “describe how, or if, you address dormant users.” GIBO only uses two types of operating metrics to evaluate the size and growth of its user base, namely (i) registered users, and (ii) monthly active users, both of which are defined in the section headed “Frequently Used Terms” in the Registration Statement.

For clarity purposes, we have revised the disclosures on page 6 of the Registration Statement accordingly.

Questions and Answers About the Proposal

What shall be the relative equity stakes of BUJA shareholders in PubCo upon completion of the Business Combination, page 10

2.	In the table on page 11 you disclose 204,225,636 GIBO Shareholders (PubCo Class B Ordinary Shares) in Scenario A and 206,906,098 in Scenarios B, C, D and E. Please revise.

In response to the Staff’s comment, we have revised the disclosures on page 11 of the Registration Statement accordingly.

3.

We note your revised disclosures in response to prior comment 3. Please address the following:

● Revise the tables on page 11 and 12 to remove pro forma net tangible book value (NTBV), as adjusted and pro forma NTBV value per share, as adjusted line items, as they assume the de-SPAC transaction itself, which is not intended by the requirements of Item 1604(c) of Regulation S-K.

● Include a footnote to the table on page 11 to describe any potential sources of dilution that are not probable upon consummation of the Business Combination, such as public and private warrants.

● Revise the table on page 12 to remove the line item for pro forma equity value as it includes potential sources of dilution that are not probable upon consummation of the Business Combination. Refer to Item 1604(c)(1) of Regulation S-K.

● Revise BUJA’s NTBV, as adjusted calculations on page 13 to include adjustments for the funds that will be released from the trust at each redemption level. Also, include an adjustment for Bukit Jalil’s transaction costs that will be incurred in connection with the Business Combination as reflected your pro forma statement of operations.

● Revise to disclose BUJA’s adjusted shares outstanding as of September 30, 2024 and include shares that will be issued upon conversion of the Rights as well as AGP Advisory shares.

● Remove the line item for BUJA’s NTBV per share as of September 30, 2024 in the table on page 13 as this information is not required by Item 1604(c) of Regulation S-K.

● Include a footnote to the table on page 13 where you disclose BUJA’s NTBV per share, as adjusted, to describe any potential sources of dilution that are not probable upon consummation of the Business Combination, such as public and private warrants.

● Revise the second table on page 13 to reflect BUJA’s initial public offering price of $10.00 as disclosed in BUJA’s Form S-1.

In response to the Staff’s comment, we have revised the disclosures on pages 11 through 13 of the Registration Statement accordingly.

Summary of the Proxy Statement/Prospectus

BUJA Board’s Reasons for the Approval of the Transactions, page 43

4.	We note your response to prior comment 5 and reissue the comment. Please revise your prospectus summary to disclose the determination of the board of directors of the SPAC and the material factors that the board of directors considered in making such determination rather than including a cross-reference to such disclosure elsewhere in the proxy statement/prospectus. Refer to Item 1604(b)(2) of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosures on pages 43 through 46 of the Registration Statement accordingly.

Risk Factors

We rely on a limited number of suppliers..., page 68

5.	Please file the sales and purchase agreement with Chinese Top Asset Management Holdings as an exhibit to your proxy statement/prospectus. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

We note the Staff’s comment and respectfully remind the Staff that the sales and purchase agreement by and between GIBO and Chinese Top Asset Management Holdings has been filed as Exhibit 10.23 to the Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Balance Sheet, page 170

6.	Please explain what the adjustments to ordinary shares subject to possible redemption and accumulated deficit as part of pro forma adjustment (B) represent and revise your disclosures as necessary.

In response to the Staff’s comment, we respectfully advise the Staff that adjustment (B) reflects additional non-interest-bearing promissory notes from the Sponsor and deposit into the Trust Account to extend the liquidation date subsequent to June 30, 2024. Those extensions deposited into the Trust Account increases of the value of ordinary shares subject to possible redemption. The Company’s redeemable ordinary share is subject to SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, the Company has the option to either accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to accrete changes in the redemption value over the period from the date of issuance which is the IPO date and recognizes changes in redemption value in additional paid-in capital (or accumulated deficit in the absence of additional paid-in capital) over an expected 12-month period leading up to a Business Combination. Since the Company does not have sufficient paid-in Capital to absorb the extensions made, the value of extensions was treated as a deemed dividend to retained earnings or accumulated deficit. Accordingly, we have made additional disclosures of adjustment (B) on page 178 of the Registration Statement.

7.	Please explain why you recorded pro forma adjustment (J) as an increase to accumulated deficit and a decrease to additional paid-in capital or revise as necessary.

In response to the Staff’s comment, we believe the staff’s comment was referring to adjustment (K) rather than adjustment (J). Accordingly, we have revisited adjustment (K) and realized that there was a math error occurred. We revised pro forma adjustment (K) as an increase to additional paid-in capital and a decrease to accumulated deficit on pages 173 of the Registration Statement.

Global IBO Group Limited Consolidated Financial Statement, page F-53

8.	Please update your financial statements or file the necessary representations as to why such update is not necessary as an exhibit to the filing. Refer to Item 8.A.4 of Form20-F and Instruction 2 thereto.

In response to the Staff’s comment, we have filed the representations as Exhibit 99.7 to the Registration Statement accordingly.

Global IBO Group Limited Unaudited Condensed Financial Statements

Unaudited Condensed Consolidated Statements of Cash Flows, page F-70

9.

Please explain further the transactions discussed in Note 7 as it relates to capital contributions and related expenditures and clarify how each is reflected in your statement of cash flow. Ensure your response addresses the following:

● Explain why the $104.2 million capital contribution is not reflected in cash flows from financing activities. Refer to ASC 230-10-45-14.

● You state on page F-80 that the company “purchased” property plant and equipment valued at $63.2 million; however, your disclosures on page 68 and F-66, appear to indicate that you settled the payment for this purchase by issuing 4.0 million ordinary shares of GIBO. Clarify how this purchase was settled and revise your statement of cash flows to reflect this transaction in either investing cash flows or as a noncash investing activity, as applicable. Refer to ASC 230-10-45-13 and ASC 230-10-50-3.

● Clarify what is meant by your disclosure that state the company “disbursed $41 million for research and development expenditures by issuing shares to its shareholders.” In this regard, we note your discussion of professional service agreements with BSE, DHD and TNI on page F-66, which indicate that you issued 2,562,500 shares valued at $41 million. As such, explain the inclusion of “non-cash” research and development expenses in cash flows from operating activities or revise as necessary.

In response to the Staff’s comment, we have revised the disclosures on pages F-66, F-70 and F-80 of the Registration Statement accordingly.

Thank you for your assistance in this matter. You may contact the undersigned by phone at (+86) 10 8520 0616 or via e-mail at yang.ge@dlapiper.com.

Very truly yours,

/s/ Yang Ge
Yang Ge

cc:	Jing Tuang Kueh, Chief Executive Officer, GIBO Holdings Limited
Arila E. Zhou, Esq., Partner, Robinson & Cole LLP
Ze’-ev D. Eiger, Esq., Partner, Robinson & Cole LLP